Goal Acquisitions Corp.

13001 W. Hwy 71, Suite 201

Austin, TX 78738

February 8, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Stacie Gorman

Re:	Goal Acquisitions Corp.
Registration Statement on Form S-1 Filed January 21, 2021, as amended File No. 333- 252303

Dear Ms. Gorman:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Goal Acquisitions Corp. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. ET on Wednesday, February 10, 2021, or as soon as thereafter practicable.

Very truly yours,

/s/ William Duffy
William Duffy
CFO & COO

cc:	Sheppard, Mullin, Richter & Hampton LLP